SPI Energy Co., Ltd.
7F/A Block, 1st Building, Jinqi Plaza
No. 2145 Jinshajiang Road, Putuo District
Shanghai, P.R. China

September 30, 2016

Via EDGAR

Martin James, Senior Assistant Chief Accountant

Eric Atallah, Assistant Chief Accountant

Kate Tillan, Assistant Chief Accountant

Heather Percival

Timothy Buchmiller

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: SPI Energy Co., Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2015 (the “2015 20-F”)

Filed May 17, 2016

File No. 001-37678

Dear Mr. James, Mr. Atallah, Ms. Tillan, Ms. Percival and Mr. Buchmiller:

The Company has received the letter dated September 16, 2016 from the staff of the Securities and Exchange Commission regarding the Company’s 2015 20-F. The Company would like to request an extension to the deadline for responding to the letter. The Company will provide its response to the letter via EDGAR as soon as possible, and in any event no later than October 14, 2016.

If you have any additional questions or comments regarding the 2015 20-F, please contact the undersigned at +86 21 8012 9001 or the Company’s U.S. counsel, Z. Julie Gao and Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4863 and +852 3740-4835, respectively.

Very truly yours,

/s/ Tairan Guo
Tairan Guo
Interim Chief Financial Officer

cc:                                Xiaofeng Peng, Chief Executive Officer, SPI Energy Co., Ltd.

Jamie Zhang, General Counsel, SPI Energy Co., Ltd.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

John Fung, Partner, KPMG Huazhen LLP